                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               INCOME OPPORTUNITY REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

              INCOME OPPORTUNITY ACQUISITION CORPORATION (Offeror)
                            (Names of Filing Person)

                 AMERICAN REALTY INVESTORS, INC. (Other Person)
                            (Names of Filing Person)

                  BASIC CAPITAL MANAGEMENT, INC. (Other Person)
                            (Names of Filing Person)

                         GENE E. PHILLIPS (Other Person)
                            (Names of Filing Person)

         TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Other Person)
                            (Names of Filing Person)

             TRANSCONTINENTAL REALTY INVESTORS, INC. (Other Person)
                            (Names of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)

                                   ----------

                                 With copies to:

                                   ----------

    STEVEN C. METZGER, ESQ.                            JEFFREY M. SONE, ESQ.
 PRAGER METZGER & KROEMER, PLLC                        JACKSON WALKER L.L.P.
  2626 COLE AVENUE, SUITE 900                       901 MAIN STREET, SUITE 6000
      DALLAS, TEXAS 75204                               DALLAS, TEXAS 75202
         (214) 969-7600                                   (214) 953-6000
      (214) 523-3838 (FAX)                              (214) 953-5822(FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee


          Transaction valuation*                          Amount of filing fee
                $19,551,190                                      $1,799

         *For purposes of calculating the fee only. This amount assumes the purchase of 1,029,010 shares of Income Opportunity Realty Investors, Inc. for $19.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $_______________   Filing Party: ______________________

Form or Registration No.: _______________   Date Filed:   ______________________

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going private transaction subject to Rule 13e-3

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Tender Offer Statement on Schedule TO (this "Tender Offer Statement") is being filed by American Realty Investors, Inc. ("ARL"), Basic Capital Management, Inc. ("BCM"), Mr. Gene E. Phillips ("Mr. Phillips"), Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"), Income Opportunity Acquisition Corporation ("IOT Acquisition Sub") and Transcontinental Realty Investors, Inc. ("TCI"). This Schedule TO includes the Schedule 13E-3 Transaction Statement of ARL, BCM, Mr. Phillips, IOT Acquisition Sub, TCI Acquisition Sub and TCI.

         This Tender Offer Statement relates to the offer by IOT Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Income Opportunity Realty Investors, Inc. ("IOT") common stock for $19.00 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer"). The information set forth in the Offer to Purchase and the Letter of Transmittal (both of which are filed as exhibits to this Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits hereto.

ITEM 1.  SUMMARY TERM SHEET.

         The information is set forth in "Summary Term Sheet," in the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         IOT is the subject company. The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties" and Section 5 "Information Related to IOT - Price Range of IOT Common Stock and Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing persons for this Tender Offer Statement are ARL, BCM, Mr. Phillips, IOT Acquisition Sub, TCI and TCI Acquisition Sub. IOT Acquisition Sub is the offeror. The subject class of equity securities is the common stock, par value $.01 per share, of IOT. The information is set forth in the "Summary Term Sheet" and Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         Each of the individuals set forth below is a citizen of the United States. Mr. Mizrachi is a citizen of the United States and Israel. Except as set forth below, during the last five years, (i) neither ARL, TCI Acquisition Sub, IOT Acquisition Sub, TCI, BCM, Mr. Phillips or any of the reporting persons in this Schedule TO, nor their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) neither ARL, TCI Acquisition Sub, IOT Acquisition Sub, TCI, BCM, Mr. Phillips or any of the reporting persons in this Schedule TO, nor any of their respective executive officers or directors has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities.

         On September 24, 2002 the SEC filed a civil complaint, Civil Action No. 1:02CV01872 (D.D.C.), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips and the SEC issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order In The Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCO Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Phillips, BCM and four corporations affiliated with Mr. Phillips or the trust for his children that indirectly owns BCM (Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation and TacCO Financial, Inc.) (together, the "Respondents") submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000. The Order finds, among other things, that the Respondents violated Section 10(b) and 13(d) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder, by failing to timely file reports required under Section 13(d) with respect to the securities of Greenbriar Corporation. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.

         The investigation that resulted in the Order arose from an investigation by the SEC into the trading of the stock of Greenbriar Corporation. Between May 1996 and June 1997, BCM, Nevada Sea, International Health, One Realco and TacCO Financial, together with American Realty Trust, Inc., a predecessor to, and current subsidiary of, ARL ("ART"), collectively purchased over one million shares of Greenbriar Corporation, a company listed on the American Stock Exchange. Mr. Phillips had substantial contact with the management of BCM and had significant influence on its advisory services and investment decisions as well as the investment decisions of the other Respondent entities and ART. Although none of the Respondents purchased more than five percent of Greenbriar's outstanding shares, their holdings together with the holdings of ART amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the Respondents and ART accounted for approximately 54% of the total trading volume in Greenbriar stock. On particular days during the period, the Respondents bought all the Greenbriar stock traded.

         Throughout the period in question, the Respondent entities deposited their Greenbriar shares in margin accounts and borrowed against those margin accounts to fund additional stock purchases. International Health, One RealCo and TacCO Financial also used funds drawn from lines of credit with BCM to finance their Greenbriar stock purchases. Greenbriar's stock prices rose until the second half of 1997, which provided the Respondent entities with additional purchasing power. The market price of the Greenbriar shares declined throughout the second half of 1997 and throughout 1998 and 1999. As a result, the Respondent entities were required to pay down their margin loans secured by the Greenbriar stock. The

         Respondent entities repaid all of these loans in full without selling any of the Greenbriar stock.

         Because BCM and Mr. Phillips had the ability to influence investments made by the other Respondents and ART, the Order finds the Respondents collectively constituted a group for the purposes of Section 13(d) of the Exchange Act. Accordingly, the Respondents should have filed a
         Schedule 13D within ten days after they and ART collectively acquired five percent of Greenbriar's outstanding shares in July 1996. Additionally, the Order finds the Respondents should have made at least ten amendments to the Schedule 13D between August 1996 and June 1997, which represents one amendment per the collective acquisition of one percent or more of Greenbriar's outstanding shares. The Respondents did not file a Schedule 13D until April 9, 1998, which was after the SEC staff's investigation had commenced. Accordingly, the Order finds that Respondents violated Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder.

         The Order also finds that by their failure to comply with Section 13(d) on a timely basis, the Respondents misled the broker-dealers who extended them margin loans secured by Greenbriar stock. The broker-dealers who extended such loans did so without knowing that the Respondents controlled as much as 16.1% of Greenbriar's outstanding shares. This created the impression that the market for Greenbriar shares was deeper and more liquid than it was in fact. This information was material because it would have affected the manner in which the broker-dealers evaluated the market for Greenbriar shares and the liquidity of the shares pledged as collateral for the margin loans. Although the broker-dealers did not suffer any losses as a result of the margin loans extended to the Respondents, the Order finds the Respondents' failure to provide the broker-dealers with information required by Section 13(d) constituted a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

         FILING PERSONS

         1. ARL (FILING PERSON)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties" and in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         2. BCM (FILING PERSON)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties", Legal Proceedings Involving BCM and Mr. Phillips and in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         3. GENE E. PHILLIPS (FILING PERSON)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties", Legal Proceedings Involving BCM and Mr. Phillips and in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         4. TCI ACQUISITION SUB (FILING PERSON AND OFFEROR)

         The information is set forth in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference. TCI Acquisition Sub is a Nevada Corporation formed as a wholly-owned subsidiary of ARL to make a tender offer for the common stock of IOT. The principal operating office is located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The telephone number is 469-522-4200. Ronald E. Kimbrough is the President and Secretary of TCI Acquisition Sub and is also the sole director of TCI Acquisition Sub. TCI Acquisition Sub is a wholly-owned subsidiary of ARL.

         5. IOT ACQUISITION SUB (FILING PERSON)

         The information is set forth in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference. Ronald E. Kimbrough is the President and Secretary of IOT Acquisition Sub and is also the sole director of IOT Acquisition Sub. ARL is the sole shareholder of IOT Acquisition Sub.

         6. TCI (FILING PERSON)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties" and in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         CONTROLLING PERSONS

         1. BCM (CONTROLLING PERSON OF ARL AND TCI)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties" Legal Proceedings Involving BCM and Mr. Phillips and Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

         2. ONE REALCO CORPORATION AND NEW STARR CORPORATION (CONTROLLING PERSON OF ARL)

         According to the Schedule 13D/A-2 filed by One Realco and New Starr with the SEC on September 16, 2002, (i) One Realco has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074, and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. One Realco and New Starr are real estate investment trusts. One Realco and New Starr are Nevada corporations. The name, business address, and capacity of each of the executive officers and directors of One Realco and New Starr are set forth below.

      NAME                     POSITION WITH REALCO                BUSINESS ADDRESS
      ----                     --------------------                ----------------

 Ronald F. Akin               Director and President              555 Republic Drive
                                                                      Suite 490
                                                                  Plano, Texas 75074

F. Terry Shumate             Director, Vice President,            555 Republic Drive
                              Secretary and Treasurer                 Suite 490
                                                                  Plano, Texas 75074

      NAME                    POSITION WITH NEW STARR              BUSINESS ADDRESS
      ----                    -----------------------              ----------------

 Ronald F. Akin               Director, President and           1750 Valley View Lane
                                     Treasurer                        Suite 130
                                                             Farmers Branch, Texas 75234

F. Terry Shumate            Director and Vice President         1750 Valley View Lane
                                                                      Suite 130
                                                             Farmers Branch, Texas 75234

 Mary K. Willet                      Secretary                  1750 Valley View Lane
                                                                      Suite 130
                                                             Farmers Branch, Texas 75234

         3. EQK (CONTROLLING PERSON OF TCI AND IOT)

         EQK is a real estate investment company. EQK is a Nevada corporation. The name and capacity of each of the executive officers and directors of EQK is set forth below. See the disclosures set forth above under the captions "ARL (Filing Person)" and "TCI (Filing Person)" with respect to the executive officers and directors of EQK.

        NAME                           POSITION                      BUSINESS ADDRESS
        ----                           --------                      ----------------

Ronald E. Kimbrough          Director and Vice President          1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234

  Mark W. Branigan                  Vice President                1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234


   Louis J. Corna                   Vice President                1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234

 Robert A. Waldman              Director and Secretary            1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234

     John Cook                      Vice President                1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234

    Thomas Bell                     Vice President                1800 Valley View Lane
                                                                        Suite 300
                                                                   Dallas, Texas 75234

         4. ART (CONTROLLING PERSON OF EQK)

         EQK is a wholly-owned subsidiary of ART. ART is a wholly-owned subsidiary of ARL. ART is a real estate investment company engaged in the business of investing in and originating mortgage loans and investing in real estate. ART is a Georgia corporation. The name and capacity of each of the executive officers and directors of ART is set forth below. See the disclosures set forth above under the captions "ARL (Filing Person)" and "TCI (Filing Person)" with respect to the executive officers and directors of ART.

       NAME                            POSITION                        BUSINESS ADDRESS
       ----                            --------                        ----------------

Ronald E. Kimbrough          Director, and Executive Vice           1800 Valley View Lane
                            President and Chief Financial                 Suite 300
                                       Officer                       Dallas, Texas 75234

 Mark W. Branigan             Executive Vice President -            1800 Valley View Lane
                                     Residential                          Suite 300
                                                                     Dallas, Texas 75234

David W. Starowicz            Executive Vice President -            1800 Valley View Lane
                             Commercial Asset Management                  Suite 300
                                                                     Dallas, Texas 75234

  Louis J. Corna            Executive Vice President - Tax          1800 Valley View Lane
                                                                          Suite 300
                                                                     Dallas, Texas 75234

 Robert A. Waldman         Director, Senior Vice President,         1800 Valley View Lane
                            Secretary and General Counsel                 Suite 300
                                                                     Dallas, Texas 75234

         5. THE MAY TRUST (CONTROLLING PERSON OF BCM)

         BCM is wholly-owned by Realty Advisors, Inc. ("Realty Advisors"). Realty Advisors is wholly-owned by the May Trust. The May Trust is a trust established for the benefit of the children of Gene Phillips that does business in a variety of areas including real estate investment. The trustees of the May Trust are Donald W. Phillips, brother of Mr. Phillips, Mickey Ned Phillips, brother of Mr. Phillips, and Ryan Phillips, son of Mr. Phillips. Mr. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 200, Dallas, Texas 75234. Mr. Donald W. Phillips' present principal occupation is Vice President - Construction of Regis Property Management, Inc. and has served in such capacity since 1995. Mickey Ned Phillips and Ryan Phillips are also directors of BCM. See the disclosures set forth above under the caption "BCM (Filing Person)" with respect to information concerning Mickey Ned Phillips and Ryan Phillips. Mr. Phillips is a representative of the May Trust. See the disclosures set forth above under the caption "Gene E. Phillips (Filing Person)".

         6. TCI (CONTROLLING PERSON OF IOT)

         The information is set forth in "Special Factors - The Parties", "Special Factors - Affiliated Status of the Parties" and in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         The information is set forth in the "Summary Term Sheet", "Special Factors", Section 1 "Terms of the Offer", Section 3 "Procedures for Accepting the Offer and Tendering Shares", Section 4 "Withdrawal Rights" and Section 9 "Certain Conditions of the Offer" in the Offer to Purchase and incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information is set forth in the "Summary Term Sheet", "Special Factors", "The Advisor - BCM", Certain Relationships and Related Transactions of BCM, ARL TCI and IOT and Section 5 "Information Related to TCI", in the Offer to Purchase and is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information is set forth in "Special Factors" in the Offer to Purchase and is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information is set forth in Section 7 "Source and Amount of Funds" in the Offer to Purchase and is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information is set forth in Section 5 "Information Related to TCI" and Section 6 "Interests in Securities of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information is set forth in Section 12 "Fees and Expenses" in the Offer to Purchase and is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         The information is set forth in Section 12 "Financial Information of ARL", Schedule II and Schedule III in the Offer to Purchase, and is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

         Reference is made to the Offer to Purchase which is incorporated herein by reference.

ITEM 12. EXHIBITS

             Exhibit Number                        Description

                 (a)(1)             Offer to Purchase, dated November 15, 2002

                 (a)(2)             Letter of Transmittal, dated November 15,
                                    2002

                 (a)(3)             Notice of Guaranteed Delivery

                 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 15, 2002

                 (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

                 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

                 (a)(7)             Summary Advertisement, dated November 15,
                                    2002

                 (a)(8) Press Release issued by American Realty Advisors on November 8, 2002*

                  (b)               Not applicable

                  (c)               Not Applicable

                  (d)               Not Applicable

                  (f)               Not Applicable

                  (g)               Not Applicable

                  (h)               Not Applicable

         *Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         1. SUMMARY TERM SHEET

         See Item 1 of this Tender Offer Statement.

         2. SUBJECT COMPANY INFORMATION

         See Item 2 of this Tender Offer Statement and Section 6 "Interests in Securities of BCM, ARL, TCI and IOT", which is incorporated herein by reference.

         3. IDENTITY AND BACKGROUND OF FILING PERSON

         See Item 3 of this Tender Offer Statement.

         4. TERMS OF THE TRANSACTION

         See Item 4 of this Tender Offer Statement and Section 10 "Rights of Dissenting Stockholders" in the Offer to Purchase, which is incorporated herein by reference.

         5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         See Item 5 of this Tender Offer Statement and Section 6 "Interests in Securities of BCM, ARL, TCI and IOT" in the Offer to Purchase, which is incorporated herein by reference.

         6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         See Item 6 of this Tender Offer Statement.

         7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         See Item 6 of this Tender Offer Statement.

         8. FAIRNESS OF THE TRANSACTION

         The information is set forth in "Special Factors - Fairness Determination of the ARL Board of Directors, BCM and Mr. Phillips" and "Special Factors - Fairness Determination of the TCI Board of Directors" in the Offer to Purchase and is incorporated herein by reference.

         9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         Not applicable.

         10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         See Item 7 of this Tender Offer Statement.

         11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         See Item 8 of this Tender Offer Statement.

         12. THE SOLICITATION OR RECOMMENDATION

         Reference is made to the Offer to Purchase, which is incorporated by reference.

         13. FINANCIAL STATEMENTS

         See Section 5 "Information Related to IOT."

         14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         See Item 10 of this Tender Offer Statement.

         15. ADDITIONAL INFORMATION

         Reference is made to the Offer to Purchase, which is incorporated by reference.

         16. EXHIBITS

         See Item 12 of this Tender Offer Statement.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                    AMERICAN REALTY INVESTORS, INC.

Date: November 15, 2002             By: /s/ RONALD E. KIMBROUGH
      -------------------               ----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                    Financial Officer

                                    BASIC CAPITAL MANAGEMENT, INC.

Date: November 15, 2002             By: /s/ RONALD E. KIMBROUGH
      -------------------               ----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                    Financial Officer

Date: November 15, 2002             By: /s/ GENE E. PHILLIPS
      -------------------               ----------------------------------------
                                    Printed Name: Gene E. Phillips

                                    TRANSCONTINENTAL REALTY
                                    ACQUISITION CORPORATION

Date: November 15, 2002             By: /s/ RONALD E. KIMBROUGH
      -------------------               ----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Director and President

                                    INCOME OPPORTUNITY ACQUISITION
                                    CORPORATION

Date: November 15, 2002             By: /s/ RONALD E. KIMBROUGH
      -------------------               ----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Director and President

                                    TRANSCONTINENTAL REALTY
                                    INVESTORS, INC.

Date: November 15, 2002             By: /s/ RONALD E. KIMBROUGH
      -------------------               ----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                    Financial Officer

                                 EXHIBIT INDEX


             Exhibit Number                        Description
                 (a)(1)             Offer to Purchase, dated November 15, 2002

                 (a)(2)             Letter of Transmittal, dated November 15,
                                    2002

                 (a)(3)             Notice of Guaranteed Delivery

                 (a)(4)             Letter to Brokers, Dealers, Commercial
                                    Banks, Trust Companies and other Nominees, dated November 15, 2002

                 (a)(5)             Form of Letter to Clients for Use by
                                    Brokers, Dealers, Commercial Banks, Trust
                                    Companies and other Nominees

                 (a)(6)             Guidelines for Certification of Taxpayer
                                    Identification Number on Substitute Form W-9

                 (a)(7)             Summary Advertisement, dated November 15,
                                    2002

                 (a)(8)             Press Release issued by American Realty
                                    Advisors on November 8, 2002*

                  (b)               Not applicable

                  (c)               Not Applicable

                  (d)               Not Applicable

                  (f)               Not Applicable

                  (g)               Not Applicable

                  (h)               Not Applicable

         *Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO.